UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29737 / July 26, 2011

In the Matter of

J.P. MORGAN SECURITIES LLC
338 Madison Avenue
New York, New York 10179

BEAR STEARNS ASSET MANAGEMENT INC.
270 Park Avenue
New York, New York 10017

BEAR STEARNS HEALTH INNOVENTURES
MANAGEMENT, L.L.C.
270 Park Avenue
New York, New York 10017

BSCGP INC.
270 Park Avenue
New York, New York 10017

CONSTELLATION GROWTH CAPITAL LLC
49 West 57th Street, 32nd Floor
New York, New York 10019

CONSTELLATION VENTURES MANAGEMENT II, LLC
270 Park Avenue
New York, New York 10017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC
49 West 57th Street, 32nd Floor
New York, New York 10019

JF INTERNATIONAL MANAGEMENT INC.
21st Floor, Chater House
8 Connaught Road Central
Hong Kong

JPMORGAN ASSET MANAGEMENT (UK) LIMITED
125 London Wall
London, UK, EC2Y5AJ

JPMORGAN DISTRIBUTION SERVICES, INC.
1111 Polaris Parkway
Columbus, Ohio 43240

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.
J.P. MORGAN INVESTMENT MANAGEMENT INC.
J.P. MORGAN LATIN AMERICA MANAGEMENT
COMPANY, LLC
J.P. MORGAN PARTNERS, LLC
J.P. MORGAN PRIVATE INVESTMENTS INC.
270 Park Avenue
New York, New York 10017

OEP CO-INVESTORS MANAGEMENT II, LTD.
OEP CO-INVESTORS MANAGEMENT III, LTD.
320 Park Avenue, 18th Floor
New York, New York 10022

SECURITY CAPITAL RESEARCH & MANAGEMENT
INCORPORATED
10 South Dearborn Street, Suite 1400
Chicago, Illinois 60603

SIXTY WALL STREET GP CORPORATION
SIXTY WALL STREET MANAGEMENT COMPANY, LLC
270 Park Avenue
New York, New York 10017

TECHNOLOGY COINVESTORS MANAGEMENT, LLC
270 Park Avenue
New York, New York 10017

File No. 812-13914

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

J.P. Morgan Securities LLC; Bear Stearns Asset Management Inc.; Bear Stearns Health
Innoventures Management, L.L.C., BSCGP Inc.; Constellation Growth Capital LLC ;
Constellation Ventures Management II, LLC ; Highbridge Capital Management, LLC ; JF

International Management Inc.; JPMorgan Asset Management (UK) Limited; JPMorgan Distribution Services, Inc.; J.P. Morgan Institutional Investments, Inc.; J.P. Morgan Investment Management Inc.; J.P. Morgan Latin America Management Company, LLC ; J.P. Morgan Partners, LLC ; J.P. Morgan Private Investments Inc.; OEP Co-Investors Management II, Ltd.; OEP Co-Investors Management III, Ltd.; Security Capital Research & Management Incorporated; Sixty Wall Street GP Corporation ; Sixty Wall Street Management Company, LLC ; and Technology Coinvestors Management, LLC (collectively, the "Applicants") filed an application on June 21, 2011, and amendments to the application on June 29, 2011 and July 5, 2011, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which J.P. Morgan Securities LLC is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the Southern District of New York on June 29, 2011.

On June 29, 2011, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 29711) until the Commission takes final action on the application for a permanent order. Subsequent to that notice, Applicants filed an amendment to the application on July 5, 2011 for the sole purpose of naming three additional open-end management investment companies for which applicant J.P. Morgan Investment Management Inc. acts as sub-adviser. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application, as amended and filed by J.P. Morgan Securities LLC, et al. (File No. 812-13914) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, as amended, entered by the United States District Court for the Southern District of New York on June 29, 2011.

By the Commission.

                                              Elizabeth M. Murphy
                                              Secretary